November 30, 2005	Writer’s Direct Contact
213/892-5251
HCohn@mofo.com
By Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust II, Inc.
Registration Statement on Form S-4 (File No. 333-125121)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust II, Inc. (the “Company”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-125121) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 3 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2005.
The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated November 23, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.
1. Comment: We note that the additional soliciting materials you filed on November 23, 2005 reference a members meeting scheduled for December 1, 2005. We are unable to locate any other soliciting material relating to this meeting. Please provide us with copies of all materials prepared and distributed by Vestin II to its members in connection with the December 1 meeting. Also provide us with copies of any materials prepared and distributed by the insurgent stockholder.
Response: The Company supplementally provides to the Staff copies of the requested materials, except for the November 22, 2005 letter sent to members of Vestin Fund II, LLC (“Fund II”) regarding the December 1, 2005 special meeting of members, which letter was filed by Fund II as soliciting material on Schedule 14A on November 23, 2005. In addition,

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November 30, 2005
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the Company supplementally advises the Staff that it believes two websites (www.vestinvote.com and www.kenklaas.squarespace.com) are being maintained and/or sponsored by members of Fund II.
2. Comment: We note your response to prior comment 2 and have referred it to the Office of Mergers and Acquisitions. We may have further comments on your redemption program once that office has completed its review.
Response: The Company respectfully notes the Staff’s comment.
3. Comment: In your next amendment please revise your financial statements to include the three-month period ending September 30, 2005.
Response: In response to the Staff’s comment, the Company has included in the Amendment unaudited financial statements for the three months ended September 30, 2005.
4. Comment: We note your response to comment 6. Based on your summary of the recording, it appears that the tape recorded presentation regarding the REIT conversion may have constituted an offer of the REIT securities prior to the filing of a registration statement. In addition, it appears that this recording may have been a “solicitation” of shareholder votes on the merger, as that term is defined in Rule 14a-l(1) of Regulation 14A. Please revise your proxy statement/prospectus to include disclosure about any potential liability that may arise as a result of making the tape recording available to fund members prior to filing a registration statement or furnishing a proxy statement.
Response: In response to the Staff’s comment, the Company has included an additional risk factor regarding the tape recorded presentation.
5. Comment: Please provide us a copy of the newsletter sent to unitholders to inform them of the tape recorded conversation. In addition, please advise us of the dates the tape recording was made available.
Response: The Company supplementally provides to the Staff a copy of the requested newsletter. The Company supplementally advises the Staff that the tape recorded presentation was made available to unitholders between April 25, 2005 and April 29, 2005.
6. Comment: We note your response to comment 7. Please disclose the analytical bases and methods used by SFS in providing its advice. Refer to Item 1015(b)(6) of Regulation M-A.

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November 30, 2005
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Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.
7. Comment: Please disclose the method by which you selected SFS and Cogent. Refer to Item 1015(b)(3) of Regulation M-A.
Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the method by which it selected SFS and Cogent.
8. Comment: It appears that your measure “net income available for distribution” is a measure of liquidity. Please revise to reconcile the measure to cash flows from operating activities, and present the three major categories of the statement of cash flows, or tell us why you believe the measure is not a measure of your liquidity. Refer to Item 10(e)(l)(i) of Regulation S-K and Questions 12 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.
9. Comment: Please revise to include the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP financial measures.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.
10. Comment: We have reviewed your response to comment 15, and it is not clear how the appraisal dated May 2002 would prevent you from recognizing an impairment on the loan when your disclosure indicates that you will be unable to collect all amounts due according to the contractual terms of the original loan agreement as a result of the reduction in the interest rate on the loan. Please amend your filing to record the impairment on the loan calculated in accordance with the guidance in SFAS 114, or tell us why you believe the loan was not impaired. Refer to any guidance used to arrive at this conclusion.
Response: The Company supplementally advises the Staff that it reviewed the loan agreement dated November 2004 which included a restructured note totaling $13.0 million at an interest rate of 6.25%. This agreement restructured a loan with an outstanding balance of approximately $11.5 million at an interest rate of 125%.
The increase in the principal balance from $11.5 million to $13.0 million was primarily related to the inclusion of expenses (i.e. accrued interest income recorded prior to the loan becoming non-performing and legal expenses) and imputed interest of approximately

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November 30, 2005
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$590,000 and $860,000, respectively. The interest rate of the restructured loan, including the imputed interest of $860,000, increased the effective interest rate from 6.25% to 8.87%. The present value of the future cash flows from the restructured note using the original interest rate of 12.5% yields an impaired balance of approximately $1.1 million.
The Company believes the general valuation allowance for loan losses at December 31, 2004 and June 30, 2005 totaling $2,666,000 and $2,459,000, respectively, sufficiently recognized this impairment. Accordingly, the Company has revised the disclosure related to this loan to clarify these items.
11. Comment: Please tell us how you are accounting for the reimbursement of expenses you will be receiving from the borrower. From your disclosure it appears you have included the receivable in your investment in real estate loans, but it is unclear how this will impact your income statement in future periods.
Response: The Company supplementally advises the Staff that it is recognizing interest income on the balance of the loan, which includes the reimbursement of expenses, which will be recognized as income using the effective interest rate method on the income statement in future periods. The proceeds of the reimbursement of expenses will have no impact on the Company’s income statement in future periods.
12. Comment: We have reviewed your responses to our prior comments #16 and #17. Based on your response and your disclosure in your financial statements, it appears that immediately prior to your sale of the guarantees to Vestin Mortgage you had two properties with a fair value of $1,650,000 and a guarantee with an implicit value of $1,582,000 recorded on your balance sheet. Additionally, based on the information given such as the “lack of performance on these particular loans,” the past expenditures related to attempts to collect on these loans ($1,984,000) and the anticipation of “continuing litigation expenses and efforts related to the enforcement of these personal guarantees,” the implicit value of the guarantees appears to be fully impaired. As a result, the $1,582,000 impairment on the properties that was not recognized because of the guarantees should be recognized as a write down on real estate held for sale, and that portion of the proceeds received from Vestin Mortgage, $1,582,000, should also be recognized as a capital contribution.
Response: In response to the Staff’s comment, the Company respectfully submits that it has accounted properly for the sale of the guaranties related to the Sterling loans. The original balance on these loans was $5,216,000. The loans were secured by real estate and personal guaranties. In 2003, the loans went into default and the borrower filed for protection under the bankruptcy laws. In 2004, the bankruptcy stay was lifted and the Company foreclosed upon the real estate securing the Sterling loans. Promptly thereafter,

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November 30, 2005
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the Company obtained an updated independent appraisal on the real estate which concluded that the estimated value of the real estate was $1,650,000.
The Company’s manager, Vestin Mortgage, had been responsible for overseeing the underwriting of this loan. Vestin Mortgage evaluated the situation and concluded that the personal guaranties securing the Sterling loans had real value. In this regard, Vestin Mortgage concluded that there is a good cause of action based on the guaranties and any favorable judgment should be collectible. In light of this analysis, and in recognition of its role in having caused the Company to make the Sterling loans, Vestin Mortgage agreed to acquire the rights to any future judgments on the personal guaranties for $3,566,000, which represented the difference between the principal amount due on the Sterling loans and the 2004 appraised value of the underlying real estate.
Vestin Mortgage has vigorously pursued legal actions based upon the personal guaranties. In this regard, Vestin Mortgage engaged the law firm of Akin, Gump, Strauss, Hauer & Feld and filed an action seeking recovery of the shortfall on the principal, unpaid interest (at penalty interest rates) and recovery of legal fees and costs of collection. Thus far, Vestin Mortgage has expended approximately $493,000 in legal fees to pursue these legal claims. The case is expected to go to trial in early 2006.
The Company respectfully submits that the foregoing facts clearly demonstrate that the personal guaranties were a valuable asset of the Company and the purchase price paid by Vestin Mortgage was properly recorded as consideration received from the sale of an asset. Vestin Mortgage would not have purchased these rights and would not have spent an additional $500,000 in legal fees if it did not believe that it would be able to collect on the personal guaranties.
13. Comment: We note your response to comment 18 from our October 3, 2005 letter and comment 36 from our July 7, 2005 letter. Please tell us why counsel cannot rely on an opinion of counsel licensed to practice law in Nevada or Maryland as the basis for its opinion on the tax consequences of the merger.
Response: In response to the Staff’s comment, the tax opinion has been revised to remove the assumption that the merger will qualify as a statutory merger under relevant Nevada and Maryland statutory law. The Company supplementally provides to the Staff a copy of the draft tax opinion.
14. Comment: We note your response to prior comment 19 and the draft opinion submitted with your response letter. Language in the next-to-last paragraph of the opinion, which states that the opinion is rendered “only to you,” constitutes an inappropriate limitation on reliance. Please provide a revised opinion that omits this

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November 30, 2005
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limitation. In addition, the revised opinion should more clearly identify the “persons entitled to rely on” the opinion under the federal securities laws.
Response: In response to the Staff’s comment, the tax opinion has been revised as requested. The Company supplementally provides to the Staff a copy of the draft tax opinion.
15. Comment: We note your response to comment 20; however, we reissue the comment. We understand that an opinion may not be issued with respect to the REIT’s current structure and operations. However, the opinion may be issued with respect to the proposed organization and method of operations as described in the prospectus.
Response: In response to the Staff’s comment, the Company supplementally confirms to the Staff that its special tax counsel intends to issue an opinion as of the effective date of the Registration Statement that the Company’s organization and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes for the taxable year 2005 and thereafter. The Company supplementally provides to the Staff a copy of this opinion, which is included in the draft tax opinion provided in response to comments 13 and 14 above. The Company also supplementally confirms to the Staff that it is a non-waivable condition to closing that the Company receives from its special tax counsel a substantially similar REIT qualification opinion at the closing of the merger.
We appreciate the Staff’s availability over the last several days to discuss its comments. We trust the foregoing responses and related disclosures are satisfactory. The Company respectfully requests expedited review of the Amendment so that it can proceed to disseminate the proxy statement/prospectus as soon as possible to Fund II’s members.